EXHIBIT 6.7

REFERLOCAL.COM SOURCE CODE

LICENSE ACQUISITION AGREEMENT

This License Acquisition Agreement (this “Agreement”) is made as of June 6, 2018 between REFERLOCAL LLC, a Pennsylvania limited liability company with an address of 14 East Northampton Street, Wilkes Barre, PA 18701 (“ReferLocal”), and DROPSHIPPERS.COM LLC, a Wyoming limited liability company with an address of 205 West Main, Newcastle, WY 82701 (“dropshippers.com”) (ReferLocal and dropshippers.com are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties”).

RECITALS

ReferLocal has developed certain proprietary software products including software and code consisting of ReferLocal Web code, ReferLocal IOS code, and ReferLocal Android code, a copy of which is maintained on a GitHub repository (collectively, the “Code”).

dropshippers.com wishes to acquire a license, and ReferLocal wishes to grant a license to use the Code to allow dropshippers.com to develop a customized version of the Code and/or integrate some or all of the functionality of the Code into dropshippers.com's own programs, all subject to the terms and conditions set forth herein.

dropshippers.com intends to issue DROP Tokens (“Tokens”) to certain purchasers pursuant to the terms of an Offering Memorandum, White Paper and other documents, including but not limited to, Terms of Use and a Token Purchase Agreement, to be attached hereto on the Effective Date (as hereinafter defined) as Exhibit A (the “ICO Documents”), in its initial coin offering (the “ICO”) at a price per Token to be set forth therein.

The effective date of this Agreement is the day of the initial closing for the sale of Tokens in the ICO in an amount sufficient to pay the License Fee (as hereinafter defined) to ReferLocal pursuant to the terms of this Agreement (the “Effective Date”).

In consideration of the mutual covenants and agreements contained in this Agreement, the adequacy and receipt of which is hereby acknowledged by the Parties, and intending to be legally bound hereby, the Parties hereby agree as follows:

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1. DEFINITIONS. As used in this Agreement, the following capitalized terms shall have the definitions set forth below:

“Derivative Works” are works developed by dropshippers.com, its officers, agents, contractors or employees, which are based upon, in whole or in part, the Code and/or the Documentation (as hereinafter defined) and may also be based upon and/or incorporate one or more other preexisting works. Derivative Works may be any improvement, revision, modification, translation (including compilation or recapitulation by computer), abridgment, condensation, expansion, or any other form in which such a preexisting work may be recast, transformed, or adapted. For purposes hereof, a Derivative Work shall also include any compilation that incorporates such a preexisting work.

“Documentation” is written, printed or otherwise recorded or stored (digital or paper) material relating to the Code, including technical specifications and instructions for its use including Code annotations and other descriptions of the principles of operation of the Code and Tools and instructions for its use.

“Tools ” are programs, techniques, and development environments used by ReferLocal in the creation, development, maintenance and support of the Code. To the extent Tools are third-party products, ReferLocal shall identify such third-party Tools upon request by dropshippers.com, and to the extent such third-party Tools are not commercially available to dropshippers.com, ReferLocal shall use its best efforts to assist dropshippers.com in its efforts to obtain access to such Tools.

2. ACQUISITION OF CODE LICENSE.

a. Grant of License. On the Effective Date, in exchange for the consideration set forth below, ReferLocal hereby grants to dropshippers.com, and dropshippers.com hereby accepts the worldwide, non-exclusive, perpetual, irrevocable, royalty-free rights and licenses set forth below:

i. The right and license to use and incorporate the Code and/or the Documentation, in whole or in part, to develop Derivative Works (including the integration of all or part of the Code into dropshippers.com's own software), and to compile, use, copy, and distribute executable versions of such Derivative Works.

ii. The right and license to use and copy the Code, in whole or in part, in compiled, object-code form for dropshippers.com's internal testing and development use.

iii. The right and license to make a reasonable number of backup and archival copies of the Code and Documentation.

b. Scope; Rights and Responsibilities.

i. In furtherance of the grant of license referenced above, ReferLocal shall deliver to and/or provide dropshippers.com access to a GitHub repository containing a complete copy of the Code, and a complete copy of the Documentation.

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ii. The Code is intended for the use by dropshippers.com in development efforts. dropshippers.com has no right hereunder to compile such Code in the form provided in the GitHub repository by ReferLocal to dropshippers.com and distribute the resulting, unmodified Code.

iii. dropshippers.com does not have the right to distribute the Code, whether modified or unmodified. dropshippers.com's distribution hereunder shall be limited to the distribution of Derivative Work resulting from compiling of the dropshippers.com-modified Code.

iv. Notwithstanding the restrictions in Section 2.b.iii above, dropshippers.com may appoint, or work with, third-parties to perform development services using the Code, the source code to Derivative Works and/or the Documentation on behalf of, or working with, the dropshippers.com. Release of Code, Derivative Work source code and/or Documentation to such third-parties shall be subject to the agreement of such third-parties to be subject to appropriate limited, non-transferable sub-license terms and conditions. Furthermore, such dropshippers.com contractors shall provide a written statement saying it will not hold or in any way retain or have access to any copies of the Code following termination of their agreement with dropshippers.com.

v. dropshippers.com shall comply with all applicable local, state, national and foreign laws in connection with its use of the Code, including those laws related to data privacy, international communications, and the transmission of technical or personal data. dropshippers.com acknowledges that ReferLocal exercises no control over or access to the Derivative Products or the version of the Code as modified, developed, utilized or accessed by dropshippers.com and/or any the content of the information maintained or transmitted by dropshippers.com. dropshippers.com shall not utilize the Code to upload, post, reproduce or distribute any information, software or other material protected by copyright, privacy rights, or any other intellectual property right without first obtaining the permission of the owner of such rights.

vi. dropshippers.com shall: (i) notify ReferLocal immediately of any unauthorized use of the Code, Derivative Works and/or the Documentation or any other known or suspected breach of security; and (ii) report to ReferLocal immediately and use reasonable efforts to stop, any unauthorized use of the Code, Derivative Works and/or the Documentation that is known or suspected by dropshippers.com.

c. Ownership.

i. Code. Except for the rights granted to dropshippers.com herein, all right, title, copyright, and interest in the Code will be and remain the property of ReferLocal.

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ii. Derivative Works. All right, title, copyright, and interest in all Derivative Works created by, or on behalf of, dropshippers.com will be the property of dropshippers.com. dropshippers.com shall not publish all or any portion of the Code for any reason, including, but not limited to in any copyright or similar type of filing.

d. Consideration.

i. dropshippers.com shall pay, or cause ReferLocal to be paid, DROP Tokens (“Tokens”) to be issued by dropshippers.com in its initial coin offering (the “ICO”) in an amount equal to Seven (7%) Percent of the aggregate number of Tokens sold during the ICO, until the consideration paid by purchasers of the Tokens sold during the ICO reaches Sixteen Million ($16,000,000.00) Dollars, as one-time, non-refundable, upfront fees in consideration for the licenses and rights granted hereunder (the “License Fee”). During the ICO, dropshippers.com shall pay, or cause ReferLocal to be paid, the License Fee at each closing for the sale of Tokens, until the ICO reaches Sixteen Million ($16,000,000.00) Dollars, in accordance with applicable regulations and procedures (if any) established by the Securities and Exchange Commission governing the issuance of the Tokens.

Notwithstanding anything to the contrary contained herein, in the event at the conclusion of the ICO the consideration paid by purchasers of the Tokens sold during the ICO is less than Sixteen Million ($16,000,000.00) Dollars (the “Actual Raised Amount”), then the amount actually paid to ReferLocal will be Tokens in an amount equal to Seven (7%) Percent of the aggregate number of Tokens sold in the ICO based on the Actual Raised Amount and that figure shall constitute the License Fee. By way of clarification and example, if the total consideration paid by purchasers of the Tokens sold during the ICO is Twelve Million ($12,000,000.00) Dollars (the Actual Raised Amount), then the License Fee would be the sum of $840,000.00 in Tokens.

ii. The purchase price for Tokens issued to ReferLocal in payment of the License Fee shall be equal to the lowest discounted price for Tokens advertised or announced by dropshippers.com prior to the commencement of the ICO. If at any time during or after the ICO dropshippers.com distributes Tokens pursuant to a reclassification of its Tokens to all holders of Tokens (i.e., bonus Tokens) or shall sell or issue Tokens, or issue rights, options or warrants to purchase or otherwise acquire Tokens at a price that is below the price of the Tokens sold on the Effective Date, then the Tokens issued by dropshippers.com to ReferLocal pursuant to the terms of this Agreement shall be immediately repriced to such lower price (the “Adjusted Token Price”), and additional Tokens shall be issued to ReferLocal (the “Additional Tokens”) so that at all times the total number of Tokens issued to ReferLocal pursuant to the terms of this Agreement multiplied by the Adjusted Token Price shall be equal to the License Fee. Such Additional Tokens shall be issued without payment of any additional consideration therefor. Any adjustment made pursuant to this Section 3.b. shall become effective immediately upon the occurrence of such event retroactive to the Effective Date. Notwithstanding the requirement to reprice the Tokens described above, upon prior written notice to ReferLocal, dropshippers.com shall be permitted to sell Tokens at a discounted price without adjusting the price of ReferLocal’s Tokens or issuing Additional Tokens to ReferLocal for certain sales of Tokens prior to or during the ICO that are subject to discounts or bonus offers on Tokens issued to strategic purchasers, such as investment pools, institutional investment funds or purchasers with a high net worth who purchase large quantities of Tokens, and purchasers who purchase Tokens in order to fund the expenses associated with the ICO.

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3. REFERLOCAL SERVICES.

a. Dropshippers.com App Development. ReferLocal hereby agrees to provide to dropshippers.com consulting and development services (the “Services”) as reasonably requested by dropshippers.com after the Effective Date to develop and create a basic prototype for a dropshippers.com application based on the Code (the “dropshippers App”) as described in the SOW (as hereinafter defined).

b. Consideration for App Development.

i. On the Effective Date, dropshippers.com shall pay the amount of ten thousand ($10,000.00) dollars in immediately available U.S. dollars (the “Cash Payment”) to ReferLocal in exchange for the Services described in the Statement of Work, to be agreed upon by the Parties on the Effective Date for the development and creation of a prototype for the dropshippers App (the “SOW”). The SOW shall be attached to this Agreement on the Effective Date as Exhibit B.

ii. In the event that the cost of the Services required to create the dropshippers App as set forth in the SOW exceeds the Cash Payment amount, ReferLocal shall provide invoices for the remaining amounts up to an additional fifteen thousand ($15,000.00) dollars, which shall be paid in Tokens on the same terms as set forth in Section 2.d. above.

c. App Support. The Parties agree that dropshippers.com shall be solely responsible for providing product support upon release of the dropshippers App, and any other dropshippers.com products incorporating or including Derivative Works.

4. REPRESENTATIONS AND WARRANTIES.

a. Mutual. Each of the Parties represents and warrants to the other as follows:

1. such Party is a legal entity duly organized, validly existing and in good standing in its jurisdiction of organization;

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2. such Party has the power and authority to conduct its business as presently conducted and to execute, deliver and perform this Agreement.

3. this Agreement has been duly and validly executed and delivered by such Party and constitutes the legal, valid and binding obligations of such Party respectively, enforceable against such Party in accordance with their respective terms;

4. the execution, delivery and performance of this Agreement does not and will not violate such Party's charter, by-laws, or operating agreement, as applicable; nor require any consent, authorization, approval, exemption or other action by any third-party or governmental entity.

b. ReferLocal represents and warrants to dropshippers.com as follows:

i. at the time of delivery, the Code maintained in the GitHub repository will be true copies of the most recently released, standard version of the Code;

ii. the Code provided to dropshippers.com is reasonably well written so as to allow a reasonably skilled computer programmer to understand each line of code, the coding hierarchy and program architecture of the Code;

iii. the coding standards and development methodologies used in developing the Code are consistent with industry best practices;

iv. it has successfully tested the Code to determine it does not contain any coding/programming industry known, established and documented threats such as software viruses, time or logic bombs, trojan horses, worms, timers or clocks, trap doors or other malicious computer instructions, devices or techniques that can or were designed to allow for (i) unauthorized, surreptitious access to data, network or operating system services and/or functionality; (ii) erase data or programming, (iii) infect, (iv) disrupt, (v) damage, (vi) disable, (vii) shut down a device, system, or any component of such device or system, including, but not limited to, its security or user data, or (viii) otherwise cause any device on which such Code is used, installed, and/or executed to become inoperable or incapable of being used (“Malicious Code”);

v. it is the exclusive owner of all intellectual property of the Code, and has good and marketable title to the Code free and clear of all liens, claims and encumbrances of any nature whatsoever (collectively, “Liens“);

vi. its grant of the license and rights to dropshippers.com hereunder does not, and will not infringe any third-party's property, intellectual property or personal rights;

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vii. no third-parties hold or have been granted intellectual property rights in the Code contrary to the rights granted to dropshippers.com herein or which does, or with the passage of time, or exercise of an option or springing right, would adversely affect the right, title and interest granted to dropshippers.com hereunder.

viii. THE WARRANTIES SET FORTH IN THIS SECTION 4 ARE THE ONLY WARRANTIES MADE BY REFERLOCAL. REFERLOCAL MAKES NO OTHER WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE CODE, THE DOCUMENTATION, THE TOOLS, OR THE SERVICES. REFERLOCAL HEREBY EXPRESSLY DISCLAIMS ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR IMPLIED WARRANTIES ARISING FROM A COURSE OF DEALING OR COURSE OF PERFORMANCE. NO ORAL OR WRITTEN INFORMATION GIVEN BY REFERLOCAL, ITS MEMBERS, MANAGERS, DIRECTORS, OFFICERS, EMPLOYEES, LICENSORS, AGENTS, OR ATTORNEYS OR THE LIKE WILL CREATE A WARRANTY.

5. LIMITATION OF LIABILITY.

REFERLOCAL SHALL NOT BE LIABLE FOR INDIRECT, INCIDENTAL, SPECIAL OR CONSEQUENTIAL DAMAGES, INCLUDING, WITHOUT LIMITATION, DAMAGES FOR LOST BUSINESS, PROFITS, OR DATA RESULTING FROM THE USE OR INABILITY TO USE THE CODE, THE DOCUMENTATION, THE TOOLS, OR THE SERVICES, OR FROM ANY MISTAKES, OMISSIONS, INTERRUPTIONS, DELETION OF FILES OR COMMUNICATIONS, ERRORS, DEFECTS, VIRUSES, DELAYS IN OPERATION OR TRANSMISSION, FAILURE OF PERFORMANCE, THEFT, DESTRUCTION OR UNAUTHORIZED ACCESS INCURRED BY dropshippers.com, OR ANY THIRD PARTY IN CONNECTION WITH THIS AGREEMENT, REGARDLESS OF THE NATURE OF THE CLAIM (INCLUDING NEGLIGENCE), EVEN IF FORESEEABLE OR REFERLOCAL HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. REFERLOCAL’S AGGREGATE LIABILITY FOR DAMAGES UNDER THIS AGREEMENT, REGARDLESS OF THE NATURE OF THE CLAIM (INCLUDING NEGLIGENCE), SHALL NOT EXCEED THE FEES PAID OR PAYABLE BY dropshippers.com UNDER THIS AGREEMENT.

6. INDEMNIFICATION.

a. Indemnification by ReferLocal. ReferLocal shall indemnify, hold harmless and defend dropshippers.com and its officers, directors, agents, employees, and affiliates, at ReferLocal's expense, from and against any and all claims, demands, actions, costs, expenses, liabilities, judgments, causes of action, proceedings, suits, losses and damages of any nature, which are threatened or brought against (or are suffered or incurred by) dropshippers.com or any such person by any third-party based upon infringement of a copyright, trade secret or similar proprietary right (each a “Infringement Claim”) arising out of dropshippers.com's use of the Code; provided, however that ReferLocal shall have no obligation to dropshippers.com under this Section with respect to any Infringement Claim based solely upon dropshippers.com's own content or modifications to the Code. In the event an Infringement Claim is found by a court of competent jurisdiction to constitute an infringement and dropshippers.com's use of the Code and/or Derivative Works (including without limitation its continued development activities or sale/licensing activities) is enjoined, ReferLocal shall, at its sole option, do one of the following: (i) procure for dropshippers.com the right to continue use of the Code and Derivative Works (including without limitation its continued development activities or sale/licensing activities); or (ii) provide modifications to the affected Code so that its use (including continued development activities and sale/licensing activities) becomes non-infringing.

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b. Indemnification by dropshippers.com. dropshippers.com shall indemnify hold harmless and defend ReferLocal and its members, managers, officers, directors, agents, employees, and affiliates, at dropshippers.com expense from and against any and all claims, demands, actions, costs, expenses, liabilities, judgments, causes of action, proceedings, suits, losses and damages of any nature, which are threatened or brought against (or are suffered or incurred by) ReferLocal or any such person by any third-party based upon an Infringement Claim arising out of dropshippers.com's content or modifications to the Code and/or Derivative Works.

7. MISCELLANEOUS.

a. Non-Exclusive License. dropshippers.com acknowledges that the license to use the Code is provided on a non-exclusive basis. Nothing shall be deemed to prevent or restrict ReferLocal’s ability to provide the Code or other technology, to other parties, including possible competitors of dropshippers.com.

b. Assignment. Neither Party may assign this Agreement or any right under this Agreement, without the consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided however, that either Party may assign this Agreement to an acquirer of all or substantially all of the business of such Party to which this Agreement relates, whether by merger, asset sale or otherwise. This Agreement shall be binding upon and inure to the benefit of the Parties’ successors and permitted assigns. Either Party may employ subcontractors in performing its duties under this Agreement, provided, however, that such Party shall not be relieved of any obligation under this Agreement.

c. Notices. Except as otherwise permitted in this Agreement, notices under this Agreement shall be in writing and shall be deemed to have been given (i) five (5) business days after mailing if sent by registered or certified U.S. mail; (ii) when transmitted if sent by fax or e-mail, upon receipt of a reply from the other Party or confirmation of delivery, provided that a copy of the notice is promptly sent by another means specified in this Section; or (iii) when delivered if delivered personally or sent by express courier service. All notices shall be sent to the other Party at the address set forth on the cover page of this Agreement.

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d. Waiver. No waiver shall be effective unless it is in writing and signed by the waiving Party. The waiver by either Party of any breach of this Agreement shall not constitute a waiver of any other or subsequent breach.

e. Severability. If any term of this Agreement is held to be invalid or unenforceable, that term shall be reformed to achieve as nearly as possible the same effect as the original term, and the remainder of this Agreement shall remain in full force.

f. Entire Agreement. This Agreement, including all Schedules and Exhibits, contains the entire agreement of the Parties and supersedes all previous oral and written communications by the Parties, concerning the subject matter of this Agreement. This Agreement may be amended solely in a writing signed by both Parties. Standard or printed terms contained in any invoice or communication are deemed rejected and shall be void unless specifically accepted in writing by the Party against whom their enforcement is sought.

g. No Third-Party Beneficiaries. This Agreement is an agreement between the Parties, and confers no rights upon either Party’s employees, agents, contractors, partners of customers or upon any other person or entity.

h. Independent Contractor. The Parties have the status of independent contractors, and nothing in this Agreement nor the conduct of the Parties will be deemed to place the Parties in any other relationship. Except as provided in this Agreement, neither Party shall be responsible for the acts or omissions of the other Party or the other Party’s personnel. The Parties agree that no partnership, joint venture or agency relationship exists between the Parties as a result of each Parties’ performance under this Agreement or otherwise.

i. Governing Law. This Agreement shall be governed by the laws of the Commonwealth of Pennsylvania, excluding its conflict of law principles.

j. Compliance with Laws. dropshippers.com shall comply with all applicable local, state, national and foreign laws in connection with its delivery of the Code, including those laws related to data privacy, international communications, and the transmission of technical or personal data.

k. Signatures. This Agreement may be executed in multiple counterparts, each of which when executed will be an original, and all of which, when taken together, will constitute one agreement. Delivery of an executed counterpart of a signature page of this Agreement by fax, e-mail or other electronic means will be effective as delivery of a manually executed counterpart.

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l. Arbitration and Dispute Resolution. Any controversy, claim, or dispute arising out of or relating to this Agreement or the interpretation or breach thereof, absent any claim requesting specific performance or other equitable remedies not available in arbitration, shall be settled by arbitration in Luzerne County, Pennsylvania, by one (1) arbitrator in accordance with the rules then pertaining of the American Arbitration Association upon an expedited basis. The determination of the arbitrator shall be final, conclusive, and binding and the Parties authorize the prothonotary or the clerk of any court having jurisdiction thereof to enter judgment on such resolution.

m. Contemporaneous Execution of Advisor Agreement. The execution of this Agreement is contingent upon and subject to KBJ Capital LP entering into an Advisor Agreement with dropshippers.com pursuant to which KBJ Capital LP shall provide certain advisory services to dropshippers.com until the completion of the ICO.

n. Press Release. Promptly following execution and delivery of this Agreement, the Parties shall jointly issue a press release in the form approved by each of the Parties, such approval not to be unreasonably withheld or delayed.

[Remainder of Page Intentionally Left Blank;

Signature Page(s) Follow]

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IN WITNESS WHEREOF, and intending to be legally bound hereby, the Parties hereto have executed this Agreement as of the date and year first above written.

REFERLOCAL LLC

By:	/s/ Kristopher B. Jones
Name:	Kristopher B. Jones
Title:	Member/Manager

DROPSHIPPERS.COM LLC

By:	/s/ Jeanmarie Gabriel
Name:	Jeanmarie Gabriel
Title:	Member/Manager

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EXHIBIT A

ICO DOCUMENTS

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EXHIBIT B

STATEMENT OF WORK

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